Exhibit 99.1

Fuling Global Inc. Reports Third Quarter 2016 Financial Results

ALLENTOWN, Pa., November. 14, 2016 /PRNewswire/ — Fuling Global Inc. (NASDAQ: FORK) ("Fuling Global" or the "Company"), an environmentally-friendly specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the three and nine months ended September 30, 2016.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, "We are very pleased to report strong results for the third quarter as volume and revenues grew by 46.2% and 24.5%, respectively, and revenues was record high since our inception. As we continue to add new customers and gain share at some existing customers, we expect to continue to run our production at nearly full capacity in the near term to meet the growing demand for our products. With further growth increasingly hinging on capacity expansion, we expect Phase I of the new Wenling factory to be completed by the first quarter of 2017, which will double our overall annual production capacity from 40,000 tons to 80,000 tons over the next three years, and set us up for strong growth in 2017 and beyond.”

Third Quarter of 2016 Financial Highlights

	For the Three Months Ended September 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$27.9	$22.4	24.5%
Gross profit	$6.9	$6.2	10.9%
Gross margin	24.8%	27.9%	-3.1 pp
Operating income	$2.4	$2.7	-11.4%
Operating margin	8.6%	12.1%	-3.5 pp
Net income attributable to Fuling Global	$2.1	$2.7	-24.2%
Diluted earnings per share	$0.13	$0.23	-43.8%

*Note: pp represents percentage points

●	Revenues increased by 24.5% to $27.9 million for the three months ended September 30, 2016 from $22.4 million, for the same period of last year, mainly due to increase in overall sales volume and partially offset by decrease in blended average sales price (“ASP”).

●	Gross profit increased by 10.9% to $6.9 million for the three months ended September 30, 2016 from $6.2 million for the same period of last year. Gross margin decreased by 3.1 percentage points to 24.8% from 27.9% for the same period of last year.

●	Net income attributable to Fuling Global decreased by 24.2% to $2.1 million, or $0.13 per basic and diluted share, for the three months ended September 30, 2016 from $2.7 million, or $0.23 per basic and diluted share, for the same period of last year. The decreases in net income and earnings per share were primarily due to the increase in general and administrative expenses that more than offset increase in revenues and gross profit.

●	Total sales volume increased by 46.2% to 11,453 tons for the three months ended September 30, 2016 from 7,835 tons for the same period of last year. The increase in sales volume was across the board in all product categories with the strongest growth in cups and plates.

●	Blended ASP decreased by 14.8% to $2.44 per kilogram for the three months ended September 30, 2016 from $2.86 per kilogram for the same period of last year. The decrease in blended ASP was in line with the decrease in crude oil prices.

Third Quarter 2016 Financial Results

Revenues

For the three months ended September 30, 2016, total revenues increased by $5.5 million, or 24.5%, to $27.9 million from $22.4 million for the same period of last year. Overall sales volume increased by 3,618 tons, or 46.2%, to 11,453 tons for the three months ended September 30, 2016 from 7,835 tons for the same period of last year. Blended ASP decreased by $0.42 per kilogram, or 14.8%, to $2.44 per kilogram for the three months ended September 30, 2016 from $2.86 per kilogram for the same period of last year.

Cutlery, straws, cups and plates, and other products accounted for 56.6%, 10.7%, 24.9%, and 7.8% of total revenues for the three months ended September 30, 2016, compared to 53.2%, 17.1%, 24.3%, and 5.4% for the same period of last year, respectively.

	For the Three Months Ended September 30,
	2016		2015		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
Cutlery	$15,793	56.6%	$11,920	53.2%	$3,873	32.5%
Straws	2,980	10.7%	3,839	17.1%	(859)	-22.4%
Cups and plates	6,946	24.9%	5,433	24.3%	1,513	27.9%
Others	2,181	7.8%	1,217	5.4%	964	79.2%
Total	$27,901	100.0%	$22,409	100.0%	$5,492	24.5%

On a geographical basis, sales in Fuling Global's largest market, the U.S., increased by $4.3 million, or 22.4%, to $23.6 million for the three months ended September 30, 2016 from $19.3 million for the same period of last year. Sales in Europe increased by $1.0 million, or 2,594.8%, to $1.1 million. Sales in China were $1.8 million for the three months ended September 30, 2016, compared to $0.13 million for the same period of last year. Sales in Canada were $0.7 million for the three months ended September 30, 2016, up 103.6% from the same period of last year.

	For the Three Months Ended September 30,
	2016		2015		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
U.S.	$23,567	84.5%	$19,258	85.9%	$4,309	22.4%
Europe	1,078	3.9%	40	0.2%	1,038	2,594.8%
Canada	663	2.4%	326	1.4%	337	103.6%
China	1,800	6.5%	128	0.6%	1,672	1,309.7%
Others	793	2.8%	2,657	11.9%	(1,864)	-70.2%
Total	$27,901	100.0%	$22,409	100.0%	$5,492	24.5%

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Gross profit

Total cost of goods sold increased by $4.8 million, or 29.8%, to $21.0 million for the three months ended September 30, 2016 from $16.2 million for the same period of last year. Gross profit increased by $0.7 million, or 10.9%, to $6.9 million for the three months ended September 30, 2016 from $6.2 million for the same period of last year. Gross margin was 24.8% for the three months ended September 30, 2016, compared to 27.9% for the same period of last year.

Operating income

Selling expenses were relatively flat at $1.7 million for the three months ended September 30, 2016 compared with the same period of last year. General and administrative expenses increased by $1.0 million, or 91.3%, to $2.1 million for the three months ended September 30, 2016 from $1.1 million for the same period of last year. The increase in general and administrative expenses were due to professional fees related to being a public company as well as increase in administrative expenses at our new Allentown facility. Research and development expenses decreased slightly by 1.2% to $0.6 million for the three months ended September 30, 2016 from $0.7 million for the same period of last year. As a result, total operating expenses increased by $1.0 million, or 28.0%, to $4.5 million for the three months ended September 30, 2016 from $3.5 million for the same period of last year.

Operating income decreased by $0.3 million, or 11.4%, to $2.4 million for the three months ended September 30, 2016 from $2.7 million for the same period of last year. Operating margin was 8.6% for the three months ended September 30, 2016, compared to 12.1% for the same period of last year.

Income before income taxes

After adjustment for interest income and expenses, subsidy income and other non-operating income and expenses, income before income taxes decreased by $0.8 million, or 25.4%, to $2.3 million for the three months ended September 30, 2016 from $3.1 million for the same period of last year. The decrease was primarily due to higher general and administrative expenses more than offsetting increases in revenues and gross profit.

Provision for income taxes was $0.3 million for the three months ended September 30, 2016, compared to $0.4 million for the same period of last year.

Net income

Net income decreased by $0.7 million, or 25.5%, to $2.0 million for the three months ended September 30, 2016 from $2.7 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global was $2.1 million, or $0.13 per basic and diluted share, for the three months ended September 30, 2016, compared to $2.7 million, or $0.23 per basic and diluted share, for the same period of last year.

Year-to-Date 2016 Financial Results

	For the Nine Months Ended September 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$73.1	$68.2	7.2%
Gross profit	$19.5	$18.3	6.3%
Gross margin	26.6%	26.9%	-0.3 pp
Operating income	$7.2	$8.0	-10.2%
Operating margin	9.9%	11.8%	-1.9 pp
Net income attributable to Fuling Global	$7.5	$7.0	7.7%
Diluted earnings per share	$0.48	$0.60	-20.2%

*Note: pp represents percentage points

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Revenues

For the nine months ended September 30, 2016, total revenues increased by $4.9 million, or 7.2%, to $73.1 million from $68.2 million for the same period of last year. Overall sales volume increased by 6,029 tons, or 25.4%, to 29,791 tons for the nine months ended September 30, 2016 from 23,762 tons for the same period of last year. The increase in sales volume was across the board with cups and plates growing over 50%. Blended ASP decreased by $0.42 per kilogram, or 14.5%, to $2.45 per kilogram for the nine months ended September 30, 2016 from $2.87 per kilogram for the same period of last year. The decrease in ASP was across most of our product categories as a result of decline in crude oil prices.

Cutlery, straws, cups and plates, and other products accounted for 57.7%, 10.3%, 25.0%, and 7.0% of total revenues for the nine months ended September 30, 2016, compared to 57.7%, 13.6%, 24.3%, and 4.4% for the same period of last year, respectively.

	For the Nine Months Ended September 30,
	2016		2015		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
Cutlery	$42,184	57.7%	$39,355	57.7%	$2,829	7.2%
Straws	7,503	10.3%	9,280	13.6%	(1,777)	-19.1%
Cups and plates	18,261	25.0%	16,535	24.3%	1,727	10.4%
Others	5,125	7.0%	2,985	4.4%	2,140	71.7%
Total	$73,073	100.0%	$68,154	100.0%	$4,919	7.2%

On a geographical basis, sales in Fuling Global's largest market, the U.S., increased by $2.7 million, or 4.2%, to $65.6 million for the nine months ended September 30, 2016 from $62.9 million for the same period of last year. Sales in Europe increased by $1.6 million, or 161.6%, to $2.5 million. Sales in China were $2.6 million for the nine months ended September 30, 2016, compared to $0.4 million for the same period of last year. Sales in Canada were $1.2 million for the nine months ended September 30, 2016, up 45.5% from the same period of last year.

	For the Nine Months Ended September 30,
	2016		2015		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
U.S.	$65,571	89.7%	$62,916	92.3%	$2,655	4.2%
Europe	2,528	3.5%	966	1.4%	1,561	161.6%
Canada	1,156	1.6%	795	1.2%	362	45.5%
China	2,578	3.5%	442	0.6%	2,136	482.6%
Others	1,240	1.7%	3,035	4.5%	(1,795)	-59.2%
Total	$73,073	100.0%	$68,154	100.0%	$4,919	7.2%

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Gross profit

Total cost of goods sold increased by $3.8 million, or 7.6%, to $53.6 million for the nine months ended September 30, 2016 from $49.8 million for the same period of last year. Gross profit increased by $1.2 million, or 6.3%, to $19.5 million for the nine months ended September 30, 2016 from $18.3 million for the same period of last year. Gross margin was 26.6% for the nine months ended September 30, 2016, compared to 26.9% for the same period of last year.

Operating income

Selling expenses decreased by $0.1 million, or 1.6%, to $4.8 million for the nine months ended September 30, 2016 from $4.9 million for the same period of last year. The decrease in selling expenses was primarily due to decrease in ocean freight costs partially offset by increase in commissions. General and administrative expenses increased by $1.9 million, or 49.8%, to $5.7 million for the nine months ended September 30, 2016 from $3.8 million for the same period of last year. The increase in general and administrative expenses was due to professional fees related to being a public company as well as increase in administrative expenses at our Allentown facility. As we spent significant efforts and resources training new staff, testing machines, and streamlining production lines in the first nine months of this year, we expect more moderate increases in general and administrative expenses with increasing productivity and operating efficiency for the rest of this year. Research and development expenses increased by $0.1 million, or 9.7%, to $1.7 million for the nine months ended September 30, 2016 from $1.6 million for the same period of last year.

As a result, total operating expenses increased by $2.0 million, or 19.2%, to $12.2 million for the nine months ended September 30, 2016 from $10.3 million for the same period of last year.

Operating income decreased by $0.8 million, or 10.2%, to $7.2 million for the nine months ended September 30, 2016 from $8.0 million for the same period of last year. Operating margin was 9.9% for the nine months ended September 30, 2016, compared to 11.8% for the same period of last year.

Income before income taxes

After adjustment for interest income and expenses, subsidy income and other non-operating income and expenses, income before income taxes increased by $0.6 million, or 7.9%, to $8.8 million for the nine months ended September 30, 2016 from $8.2 million for the same period of last year. The increase was primarily due to higher subsidy income received from local government in the second quarter of this year partially offset by slightly lower operating income.

Provision for income taxes was $1.24 million for the nine months ended September 30, 2016, compared to $1.16 million for the same period of last year.

Net income

Net income increased by $0.6 million, or 8.0%, to $7.6 million for the nine months ended September 30, 2016 from $7.0 million for the same period of last year. This increase was primarily due to: 1) $1.7 million increase in subsidiary income; 2) $1.2 million increase in gross profit; and 3) partially offset by $2.0 million increase in operating expenses.

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After deduction of non-controlling interest, net income attributable to Fuling Global increased by $0.5 million, or 7.7%, to $7.5 million for the nine months ended September 30, 2016 from $7.0 million for the same period of last year.

Basic and diluted earnings per share were $0.48 for the nine months ended September 30, 2016, compared to $0.60 for the same period of last year.

Financial Condition

As of September 30, 2016, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $2.3 million, $2.6 million, and $0.1 million, respectively, compared to $15.6 million, $2.1 million, and $3.2 million, respectively, at the end of 2015. Short-term borrowing and bank notes payable were $15.8 million and $3.1 million, respectively, as of September 30, 2016, compared to $15.3 million and $2.8 million, respectively, at the end of 2015.

Net cash provided by operating activities was $1.5 million for the nine months ended September 30, 2016, compared to $3.0 million for the same period of last year.

Net cash used in investing activities was $16.1 million for the nine months ended September 30, 2016, compared to $3.3 million for the same period of last year.

Net cash provided by financing activities was $1.5 million for the nine months ended September 30, 2016, compared to $1.5 million for the same period of last year.

Recent Update

On November 5, 2016, the Company held its 2016 annual meeting of shareholders (the “Annual Meeting”) at the Company’s Allentown facility at 6690 Grant Way, Allentown, PA 18106. At the Annual Meeting, the Company’s shareholders 1) Elected five directors, Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Jian Cao, Mr. Hong(Simon) He and Mr. Donald T. Cunningham, Jr., to serve on the Board of Directors of the Company until the 2017 annual meeting of stockholders; and 2) Ratified the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.

About Fuling Global Inc.

Fuling Global Inc. ("Fuling Global") is an environmentally-friendly specialized producer and distributor of plastic servicewares, with precision manufacturing facilities in both the U.S. and China. The Company's plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy's, Burger King, KFC (China only), Walmart, McKesson, and Woolworths. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Investor Relations:
Tina Xiao
Weitian Group LLC
Email: fork@weitian-ir.com
Phone: +1-917-609-0333

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070x1835
Web: http://ir.fulingglobal.com/

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$2,254,051	$15,573,554
Restricted cash	2,581,118	2,129,162
Certificates of deposit	102,902	3,186,892
Accounts receivable, net	16,875,831	14,725,030
Advances to supplier, net	729,040	312,328
Inventories, net	16,051,742	13,493,685
Prepaid expenses and other current assets	3,065,000	425,477
Total Current Assets	41,659,684	49,846,128

Property, plant and equipment, net	29,956,045	21,556,866
Intangible assets, net	9,885,970	1,778,264
Prepayments for construction and equipment purchase	3,451,507	2,003,400
Other non-current assets	166,239	225,500
Deferred tax assets	467,177	319,252
Total Assets	$85,586,622	$75,729,410

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$15,783,833	$15,264,827
Bank notes payable	3,148,595	2,839,783
Advances from customers	658,849	597,226
Accounts payable	12,503,674	10,972,851
Accrued and other liabilities	2,136,670	1,808,135
Taxes payable	383,406	743,147
Loan from third parties	-	184,851
Total Current Liabilities	34,615,027	32,410,820

Long term borrowing	843,715	-
Total Liabilities	35,458,742	32,410,820

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,732,795 shares issued and outstanding as of September 30, 2016 and December 31, 2015	15,733	15,733
Additional paid in capital	29,825,878	29,722,127
Statutory reserve	3,748,541	2,868,844
Retained earnings	16,795,586	10,182,213
Accumulated other comprehensive income (loss)	(460,764)	392,450
Total Fuling Global Inc.'s equity	49,924,974	43,181,367

Noncontrolling interest	202,906	137,223
Total Shareholders' Equity	50,127,880	43,318,590

Total Liabilities and Shareholders' Equity	$85,586,622	$75,729,410

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015

Revenues	$27,900,613	$22,408,759	$73,072,804	$68,154,114
Cost of goods sold	20,976,558	16,164,344	53,611,804	49,843,677
Gross Profit	6,924,055	6,244,415	19,461,000	18,310,437
	24.8%	27.9%	26.6%	26.9%
Operating Expenses
Selling expenses	1,728,965	1,754,821	4,812,765	4,891,326
General and administrative expenses	2,143,300	1,120,577	5,692,015	3,798,716
Research and development expenses	642,606	650,570	1,736,919	1,583,449
Total operating expenses	4,514,871	3,525,968	12,241,699	10,273,491

Income from Operations	2,409,184	2,718,447	7,219,301	8,036,946
	8.63%	12.13%	9.9%	11.8%
Other Income (Expense):
Interest income	7,507	30,337	25,086	49,298
Interest expense	(187,503)	(268,890)	(615,878)	(906,794)
Subsidy income	196,447	213,357	2,054,436	367,779
Foreign currency transaction gain (loss)	(287,642)	459,360	134,885	754,923
Other expense, net	171,055	(56,427)	(21,940)	(147,232)
Total other income (expense), net	(100,136)	377,737	1,576,589	117,974

Income Before Income Taxes	2,309,048	3,096,184	8,795,890	8,154,920

Provision for Income Taxes	308,594	410,456	1,237,137	1,155,524

Net Income	$2,000,454	$2,685,728	$7,558,753	$6,999,396

Less: net income (loss) attributable to noncontrolling interest	(70,153)	(44,826)	65,683	40,612

Net income attributable to Fuling Global Inc.	2,070,607	2,730,554	7,493,070	6,958,784

Other Comprehensive Income
Foreign currency translation loss	(271,722)	(782,876)	(853,214)	(782,078)
Comprehensive income attributable to Fuling Global Inc.	$1,798,885	$1,947,678	$6,639,856	$6,176,706

Earnings per share
Basic and diluted	$0.13	$0.23	$0.48	$0.60

Weighted average number of shares
Basic and diluted	15,732,795	11,666,667	15,732,795	11,666,667

Cash dividends per share
Basic and diluted	$-	$-	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,558,753	$6,999,396
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	103,752	-
Deferred tax benefit	(147,925)	-
Depreciation and amortization	2,025,892	1,650,944
Bad debt provisions	93,672	57,193
Inventory reserve	38,592	-
Gain on disposal of fixed assets	(12,811)	-
Changes in operating assets:
Accounts receivable	(2,390,053)	778,619
Advances to suppliers	(2,051,239)	(1,101,282)
Inventories	(2,755,941)	(714,486)
Other assets	(2,667,035)	543,807
Changes in operating liabilities:
Accounts payable	1,633,617	(4,967,288)
Advance from customers	76,931	(85,926)
Taxes payable	(345,894)	42,374
Accrued and other liabilities	329,547	(250,549)
Net cash (used in) provided by operating activities	1,489,859	2,952,802

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(3,115,264)	(2,002,241)
Payments of construction in progress	(6,113,768)	-
Cash receipts from disposal property and equipment	19,483	-
Cash receipts from certificates of deposit	3,039,711	-
Prepayments for construction and equipment purchase	(1,518,656)	(1,049,349)
Purchase of intangible assets	(8,378,405)	(266,947)
Net cash used in investing activities	(16,066,898)	(3,318,537)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	20,633,979	36,160,712
Repayments of short-term borrowings	(19,695,027)	(35,409,841)
Proceeds from long-term borrowings	843,715	-
Proceeds from bank notes payable	4,839,723	4,084,697
Repayments of bank notes payable	(4,449,644)	(4,714,801)
Repayment of third party borrowing	(182,365)	-
Repayments of loans from related parties	-	(38,102)
Change of restricted cash	(515,902)	1,393,471
Net cash provided by financing activities	1,474,479	1,476,136

EFFECT OF EXCHANGE RATES CHANGES ON CASH	(216,942)	(100,598)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,319,503)	1,009,803

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	15,573,554	1,399,714

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$2,254,051	$2,409,517

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$579,693	$967,248
Income tax paid	$1,693,233	$1,168,820
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$876,753	$1,129,339
Transfer from advance payments to fixed assets	$1,581,582	$918,858

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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